July 23, 2010

Cicely L. LaMothe

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	DCT Industrial Trust Inc.
Correspondence responding to SEC Staff comments
Form 10-K for Fiscal year Ended December 31, 2009
Filed February 26, 2010
File No. 001-33201

Dear Ms. LaMothe:

We are writing in response to your letter dated July 13, 2010, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2009 of DCT Industrial Trust Inc. (the “Company”). We have considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

Form 10-K for the year ended December 31, 2009

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Investments in Unconsolidated Joint Ventures, page F-12

1.	In your Consolidated Statement of Operations, you have reported an impairment of certain investments in unconsolidated subsidiaries in 2009, and the impairment of both long lived assets and investments in unconsolidated subsidiaries in 2008. Please expand your disclosures to include descriptions of the impaired assets or investments, the facts and circumstances leading to the impairment, the methods and inputs for determining the fair value, and corresponding disclosures for nonrecurring fair value measurements based on their classification within the fair value hierarchy.

To assist our response to your comments on our current disclosures, we have included the following additional background information for your review of:

A. our disclosures of the impairment of investments in unconsolidated subsidiaries in 2008 and 2009, and

B. our disclosure of the impairment of long lived assets (held for use and held for sale) in 2008 and 2009.

In addition, we have provided reference to the current disclosures made regarding:

i.	the descriptions of the impaired assets or investments,

ii.	the facts and circumstances leading to the impairments,

iii.	the methods and inputs for determining the fair value, and

iv.	corresponding disclosures for nonrecurring fair value measurements based on their classification within the fair value hierarchy.

A. Impairment of investments in unconsolidated subsidiaries in 2008 and 2009

i.	Descriptions of the Impaired Assets or Investments

We described the class of impaired assets as investments in joint ventures holding land in Note 4 – Investments in Unconsolidated Joint Ventures (“Note 4”), including the table on page F-21 as well as sub-footnote 3 to the table.

ii.	Facts and Circumstances Leading to the Impairments

In our accounting policy on our investments in unconsolidated joint ventures, in Note 2 – Summary of Significant Accounting Policies (“Note 2”) on page F-12, we disclosed that we “evaluate our investments in unconsolidated entities for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value.” Further, we specify that other key considerations are “the age of the venture, our intent and ability to retain our investment in the entity, the financial condition and long term prospects of the entity, and the relationships with the other joint venture partners and its lenders”

In future filings, we will clarify the specific facts and circumstances surrounding impairments, if any, related to each significant joint venture in our footnote on investments in and advances to unconsolidated joint ventures.

iii.	Methods and Inputs for Determining the Fair Value

Note 2, page F-12, sets forth that an impairment recognized represents the excess of the investment’s carrying amount over its estimated fair value and that we considered various factors to determine if a decrease in the value of the investment was other-than-temporary which included but were not limited to age of the venture, our intent and ability to retain our investment in the entity, the financial condition and long term prospects of the entity, and the relationships with the other joint venture partners and its lenders. We have included these disclosures directly following the methods and inputs we utilize to determine fair value of our real estate assets, which are the sole holding of each joint venture as described in Note 4. We believe this allows for adequate disclosure of our methods and inputs for determining fair value with additional disclosure surrounding the specific differences applied to investments in and advances to unconsolidated joint ventures.

iv.	Corresponding Disclosures for Nonrecurring Fair Value Measurements Based on their Classification within the Fair Value Hierarchy.

On page F-12 in Note 2, we outlined nonrecurring fair value measurements based on their classification within the fair value hierarchy as falling within Level 2 and 3.

B. Impairment of Long Lived Assets

Assets Held for Use

i.	Descriptions of the Impaired Assets or Investments

Our assets held for use have been described broadly in Note 1 - Organization on page F-8. Considering the high level of homogeneity of our asset class as industrial real estate and the overall lack of significance of the operating impairments relative to total operating expense (approximately 2% and 0% in 2008 and 2009, respectively), we did not provide detailed descriptions of each impaired asset.

ii.	Facts and Circumstances Leading to the Impairments

In Note 2 on page F-11, we described the circumstances which lead to the impairments recorded in 2008, which was the fact that “the asset is not supported on an undiscounted cash flow basis.” Given the fact that the 2008 impairments were only 2% of total operating expense, we did not include additional specific facts and circumstances.

iii.	Methods and Inputs for Determining the Fair Value

In our accounting policy on impairment of long lived assets, in Note 2 on page F-11, we disclosed that we used an undiscounted cash flow methodology to test for recoverability on assets held for use. We also disclosed inputs we used to determine the fair value of assets held for use on page F-12. As noted on page F-12, these inputs include common assumptions applied to the valuation (discounted cash flow computations) such as projected vacancy rates, rental rates, property operating expenses, capital expenditures as well as capitalization rates. In future filings, we will explicitly state the use of the discounted cash flow method, as appropriate.

iv.	Corresponding Disclosures for Nonrecurring Fair Value Measurements Based on their Classification within the Fair Value Hierarchy

In our accounting policy on impairment of long lived assets, in Note 2 on page F-12, we included the classification within the fair value hierarchy of the Level 3 inputs used to determine the fair value.

Assets Held for Sale (included in discontinued operations)

i.	Descriptions of the Impaired Assets or Investments

We described the class of assets sold in Note 16 – Discontinued Operations and Assets Held for Sale (“Note 16”), page F-44. Since the assets sold were of the same class, industrial real estate, no further disclosures were made. Additionally, in the table in Note 16, we disclosed that there were impairments on real estate assets held for sale of $681,000 and $1,699,000 during the years ended December 31, 2009 and 2008, respectively.

ii.	Facts and Circumstances Leading to the Impairments

The sale of these assets at a loss is the circumstance causing an impairment pursuant to the current guidance under ASC 360-10. Impairments were identified on a separate line in Note 16 and, as a result, clearly related to these sales presented as discontinued operations.

iii.	Methods and Inputs for Determining the Fair Value

In Note 2 on pages F-9 and F-11, we disclosed that “long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less selling costs.” All of our impairments recorded in discontinued operations related to assets sold during the period. Each impaired asset’s carrying amount was compared to its sales price less its respective sales costs to determine the impairment. Based on this presentation, we believe it is clear that our determination of fair value was the contractual sale price of the assets. In future filings, we will include an affirmative statement that the fair value of our assets held for sale is the contractual sales price. Additionally, to aid in making our accounting policy more transparent and informative, we will prospectively add a reference in our footnote on discontinued operations and assets held for sale that will refer to our accounting policy disclosures on discontinued operations, fair value and impairment of long lived assets in our Summary of Significant Accounting Policies.

iv.	Corresponding Disclosures for Nonrecurring Fair Value Measurements Based on their Classification within the Fair Value Hierarchy:

In our accounting policy on fair value, in Note 2 on page F-10, the contracted sales price which is an observable input for the asset is described as a Level 2 input of the fair value hierarchy. In future filings, we will add a reference in our impairment of long lived assets policy that the sales price falls within the Level 2 hierarchy.

Note 4 – Investments in and Advances to Unconsolidated Joint Ventures, page F-21

2.	We note in various transactions that you have contributed properties to unconsolidated joint ventures and recognized a gain. We also note that you have provided financing and additional contributions to certain properties. Please confirm your compliance with the guidance in FASB ASC 970-323-30-4.

We confirm that our accounting for gains recognized on properties contributed to unconsolidated joint ventures complies with ASC 970-323-30-4. In each instance where we have recognized a gain associated with the contribution of real estate assets to one of our unconsolidated joint ventures, we have withdrawn cash from the joint venture and had no commitments to reinvest the cash withdrawn, as required by ASC 970-323-30-4.

Note 6 – Financial Instruments and Hedging Activities, page F-30

3.	You indicate that you have valued your derivatives using Level 2 and Level 3 inputs within the fair value hierarchy. In Management’s Discussion and Analysis of Financial Condition and Results of Operations, Fair Value (page 44), you indicate you determined that in 2009, due to the significance of credit valuation adjustments, you believed a change in the classification from Level 2 to Level 3 was appropriate. In future filings, please clarify your disclosures of the fair value hierarchy classification for recurring fair value measurement for each period presented, and ensure that your disclosures present all required elements of FASB ASC 820-10-50-1 and 820-10-50-2.

In addition to the following disclosures in our 2009 Form 10-K,

•	the valuation techniques and inputs used to develop the fair value measurements of our cash flow hedges on page F-14,

•

the effect of these measurements on earnings as well as the total gains (losses) for the periods presented on page F-30 and in our Statements of Stockholder’s Equity, Comprehensive Income (Loss) and Noncontrolling Interests on pages F-5 and F-6,

•	the fair value of our cash flow hedges at the reporting date on page F-29,

•	the level within the fair value hierarchy which the fair value measurements fall on page F-14,

•	the amount of transfers into the Level 3 hierarchy and the date, reporting period and event that caused the change on page F-14, and

•	a narrative reconciliation of beginning and ending balances and the settlement of one of our cash flow hedges on page F-30,

we will clarify our disclosures of the fair value hierarchy classification for recurring fair value measurements for each period presented by disclosing a tabular reconciliation of beginning and ending balances in place of a narrative reconciliation, and ensure that our disclosures present all required elements of ASC 820-10-50-1 and 820-10-50-2.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 953-3851 if you have any questions or require additional information.

Sincerely,

/s/ Stuart B. Brown
Stuart B. Brown
Chief Financial Officer